SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FIFTY-FIRST
MEETING OF THE BOARD OF DIRECTORS

1. 1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, in the state of Paraná. 2. DATE AND TIME: December 9, 2015, at 9:00 a.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA –Chairman, LUIZ FERNANDO LEONE VIANNA – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	Approval, by a unanimous vote, of the Company’s Strategic Reference, with maintenance of the current Mission;
II.	Approval, by a unanimous vote, of the Company’s Strategic Plan containing the strategic maps and the indicators considered appropriate for controlling Copel’s performance, with goals for the period between 2016 and 2026;
III.	Approval, by a unanimous vote, of the 2016 Business Budget, respecting the limits imposed by the Board of Directors;
IV.	Approval, by a unanimous vote, of the provision of a guarantee related to the Copel GeT’s 2nd issue of promissory notes;
V.	Approval, by a majority vote, of the extension of the Nocturnal Rural Tariff Program;
VI.	Approval, by a unanimous vote, of the revision of the Company’s Code of Business Conduct;
VII.	Approval, by a unanimous vote, of the document entitled "Initiatives to Ensure Compliance with the Anti-corruption Law”;
VIII.	Approval, by a unanimous vote, of the revision of the Business Plan of the SPC Paranaíba Transmissora de Energia S.A.;
IX.	Approval, by a unanimous vote, of the alteration to the physical and financial schedule of the SPC Matrinchã Transmissora de Energia S.A.;
X.	Presentation of the updated Business Plan of the SPC Guaraciaba Transmissora de Energia S. A.;
XI.	Presentation of information on Aneel auction 05/2015;
XII.	Presentation of the Audit Committee’s report; and
XIII.	Presentation of the annual self-evaluation of the Board of Directors and its Members and the evaluation of the Chief Executive Officer.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA – Executive Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; HENRIQUE AMARANTE COSTA PINTO; JOSÉ RICHA FILHO; MARLOS GAIO and MAURO RICARDO MACHADO COSTA.

This is a free English translation of the summarized minutes of the 151st Board of Director’s Meeting of Copel, the full version of which are drawn up in the Company’s Record Book no. 8.

LUIZ FERNANDO LEONE VIANNA
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.